                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Twelve-Month Period Ended December 31, 1999

Commission File No. 0-20165

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

      STERIS Corporation 401(k) Plan and Trust

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

      STERIS Corporation
      5960 Heisley Road
      Mentor, Ohio  44060

Audited Financial Statements and Supplemental
Schedule
STERIS Corporation 401(k) Plan and Trust
December 31, 1999 and 1998, and the Year Ended December 31, 1999
with Report of Independent Auditors
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                    STERIS Corporation 401(k) Plan and Trust

                 Financial Statements and Supplemental Schedule


                          December 31, 1999 and 1998,
                      and the Year Ended December 31, 1999



                                    Contents
Report of Independent Auditors..............................................   1

Financial Statements

Statements of Net Assets Available for Benefits.............................   2
Statement of Changes in Net Assets Available for Benefits...................   3
Notes to Financial Statements...............................................   4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets Held for Investment
Purposes at End of Year.....................................................   9

Exhibits

Exhibit 23--Consent of Independent Auditors................................   11

                         Report of Independent Auditors

Board of Directors
STERIS Corporation
Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of STERIS Corporation 401(k) Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

June 22, 2000

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                               STERIS Corporation
                             401(k) Plan and Trust

                Statements of Net Assets Available for Benefits


                                                           December 31
                                                      1999             1998
                                                  -----------------------------
Assets
Investments, at fair value                        $144,219,377     $152,244,413

Receivables:
 Employer contributions                              1,129,532          748,394
 Accrued income                                          1,501           29,672
 Other                                                  51,857          108,786
                                                  -----------------------------
Total receivables                                    1,182,890          886,852
                                                  -----------------------------
Total assets                                       145,402,267      153,131,265

Liabilities
Accrued purchase of investments                       (134,371)         (60,881)
                                                  -----------------------------
Net assets available for benefits                 $145,267,896     $153,070,384
                                                  =============================

See accompanying notes.

                               STERIS Corporation
                             401(k) Plan and Trust

           Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1999


Additions
Net depreciation in fair value of investments                     $ (19,386,110)
Interest and dividends                                                7,714,422
                                                                  -------------
                                                                    (11,671,688)
Contributions:
 Participant                                                         11,373,372
 Employer                                                             3,670,750
 Other                                                                   63,550
                                                                  -------------
                                                                     15,107,672
                                                                  -------------

Total additions                                                       3,435,984

Deductions
Benefits paid directly to participants                               10,608,700
Administrative expenses                                                 109,224
Other                                                                   520,548
                                                                  -------------
                                                                     11,238,472
                                                                  -------------

Net decrease                                                         (7,802,488)

Net assets available for benefits:
 Beginning of year                                                  153,070,384
                                                                  -------------
 End of year                                                       $145,267,896
                                                                  =============


See accompanying notes.

                               STERIS Corporation
                             401(k) Plan and Trust

                         Notes to Financial Statements

                           December 31, 1999 and 1998

A. Description of Plan

The following brief description of the STERIS Corporation 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for complete information regarding the Plan's provisions.

General

The Plan is a defined contribution plan administered by STERIS Corporation (the "Company" or "STERIS"). All domestic employees of STERIS and certain subsidiaries who have completed three months of service and have attained the age of 18 (21 prior to June 30, 1996) are eligible to participate. The assets of the Plan are maintained and the transactions therein are executed by KeyBank (the "Trustee"), who also serves as the Plan recordkeeper. Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January, April, July, and October (an "Entry Date"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

A participant is permitted to contribute between 1 percent and 10 percent of his/her compensation received during a calendar year. All contributions made by a participant must be "before-tax" deferred compensation contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make matching discretionary contributions to a participant's account. The level of matching contributions is determined quarterly by the Company. Employer contributions are allocated to each participant's account in accordance with the investment election choices made by the participant. For the year ended December 31, 1999, the Company made a 50% matching contribution in cash on the first 6% of participant contributions.

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon and are fully vested in Company matching contributions plus actual earnings thereon at such time the contribution is made, except for the participants of certain subsidiaries which are fully vested upon completion of seven years of service.

                              STERIS Corporation
                             401(k) Plan and Trust

                   Notes to Financial Statements (continued)


A. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, loans, withdrawal transfers and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund's assets at market value.

A participant may elect to invest contributions in any combination of the investment funds offered by the Plan, including STERIS Corporation common stock, in 5 percent increments.

Participants can change their investment direction at any time. A participant may elect to have a portion or all of the balance of his prior contributions (in increments of 5 percent) transferred from any fund in which it is invested to any other fund.

At December 31, 1999 and 1998, no amounts had been allocated to participants who have withdrawn from the Plan.

Plan Withdrawals and Distributions

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement elect to receive installment payments over a period not exceeding the life expectancy of the participant or their beneficiary. An employed participant who is age 59-1/2 or older or who has a specific financial hardship may withdraw a portion of their account.

Participants Loans

Participants currently employed may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years and are secured by the balance in the participants account. The loans bear interest at a rate established by the Trustee. Principal and interest is paid through payroll deductions.

                              STERIS Corporation
                             401(k) Plan and Trust

                   Notes to Financial Statements (continued)


A. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other general and administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The employer has elected to pay audit fees only.

B. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for investment contracts held in the Prism Magic fund, the Plan's investments in common stock are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investment funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 1998, the Plan held two fully benefit responsive guaranteed investment contracts within the Prism Magic fund. These contracts are carried at contract plus earnings, less Plan withdrawals, which approximates fair value. The average yield and crediting interest rate for

                              STERIS Corporation
                             401(k) Plan and Trust

                   Notes to Financial Statements (continued)


B. Summary of Accounting Policies (continued)

the year ended December 31, 1998 was 8.15%. Interest rates are fixed. These contracts matured during 1999.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

C. Transactions with Parties-in-Interest

Party-in-interest transactions include the investment in the special funds of the trustee and the payment of administrative expenses.

The Plan purchased shares of common stock of the Company for $8,199,287 and sold shares of common stock of the Company for $5,017,905 during the year ended December 31, 1999.

D. Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated November 23, 1992, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              STERIS Corporation
                             401(k) Plan and Trust

                   Notes to Financial Statements (continued)


E. Investments

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

                                                         Net
                                                    Appreciation/
                                                    (Depreciation)
                                                    in Fair Value
                                                    of Investments
                                                   ----------------

        Fair value as determined by quoted
        market price:
          Common stock                               $(26,143,248)
          Mutual funds                                  6,122,687
          Common/collective fixed income
            investment funds                              634,451
                                                     ------------
                                                     $(19,386,110)
                                                     ============

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                       December 31
                                                   1999          1998
                                               --------------------------

    *Prism Magic Fund                          $12,710,912    $12,298,287
    *Victory Stock Index Fund                   61,892,841     49,467,063
    *Victory Balanced Fund                      43,449,157     43,263,854
    *STERIS Corporation common stock            17,337,076     40,551,792

* Party-in-interest.

                               STERIS Corporation
                             401(k) Plan and Trust

          Employee Identification Number--34-1482024 Plan Number--001

                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                               December 31, 1999


                                      Description of Investment
                                       Including Maturity Date,
 Identity of Issue, Borrower,              Rate of Interest
    or Lessor Similar Party             Par, or Maturity Value         Current Value
-------------------------------------------------------------------------------------
Common Stock
*STERIS                          STERIS Corporation common stock         $ 17,337,076

Mutual Funds
*KeyBank National Association    Victory Stock Index Fund                  61,892,841
                                 Victory Balanced Fund                     43,449,157
                                 Victory Investment Quality Bond Fund       3,067,485
                                                                         ------------
                                                                          108,409,483
Common/Collective Fixed
 Income Investment Funds
*KeyBank National Association    Prism Magic Fund                          12,710,912
                                 EB Money Market Fund                       2,168,517
                                                                         ------------
                                                                           14,879,429
Other
Participant Loans                Bearing interest between 6% and 11%
                                      and maturing through 2005             3,593,389
                                                                         ------------
                                                                         $144,219,377
                                                                         ============

* Indicates party-in-interest to the Plan.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    STERIS Corporation 401 (k) Plan and Trust



Dated:  June 27, 2000               By: /s/  Laura L. Weien
                                        -------------------------
                                        Laura L. Weien
                                        Treasurer